FOR IMMEDIATE RELEASE	February 10, 2025

Micromem Announces Collaboration with the University of Toronto, DRDC and NSERC on Biochemical Weapons Detection Technology

Toronto, Ontario and New York, New York, February 10, 2025 - Micromem Technologies Inc. ("Micromem" or the "Company") (CSE: MRM, OTCQB: MMTIF) is pleased to announce its new collaboration with the University of Toronto, Defense Research and Development Canada ("DRDC") and the Natural Sciences and Engineering Research Council of Canada ("NSERC"). The primary objectives and goals of this collaboration ("the Project") are to develop cutting-edge technology for military and industrial applications, specifically in the field of state-of-the-art biochemical sensors ("the Technology"). This program was initiated in 2023 at the University of Toronto and has, to date, made significant strides in advancing the Technology. NSERC is providing a portion of the funding for the Project.

Micromem will have an exclusive worldwide license to the intellectual property and any patents created through the Project, which is expected to have application for both military and commercial use. Notable progress to date includes the development of artificial intelligence and machine learning capabilities.

Micromem engaged the University of Toronto to help develop the 'white paper' report that Micromem recently delivered to Chevron, as previously announced.  Micromem will be working on this Project, with the same team at the University of Toronto, led by Doctor Harry Ruda.

This initiative represents a significant new opportunity for Micromem, in addition to our current initiatives. It expands our technological capabilities and provides new opportunities in military and in commercial sectors for the detection of environmental contaminants.

Doctor Ruda comments on the participation of Micromem as follows: "Having worked with Micromem previously, we are pleased to welcome Micromem as a key partner in this Project and look forward to the team developing and commercialising new sensing technologies".

About Micromem.

Micromem Technologies Inc. and its subsidiaries, a publicly traded (OTCQB: MMTIF, CSE: MRM), company analyzes specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated sensor applications, the Company successfully powers the development and implementation of innovative solutions for oil & gas, utilities, automotive, healthcare, government, information technology, manufacturing and other industries. Visit www.micromeminc.com.

Safe Harbor Statement

This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company's actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words "believe," "expect," "anticipate," "estimate," "project," "plan," "should," "intend," "may," "will," "would," "potential," and similar expressions may be used to identify forward-looking statements.

The CSE or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

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Listing: OTCQB - Symbol: MMTIF

 CSE - Symbol: MRM

Shares issued: 584,366,086

SEC File No: 0-26005

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